SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Force Protection, Inc.

(Name of Subject Company (Issuer))

Falcon Acquisition Corp.

a wholly-owned subsidiary of

General Dynamics Corporation

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

345203202

(CUSIP Number of Class of Securities)

Gregory S. Gallopoulos, Esq.

Senior Vice President, General Counsel and Secretary

General Dynamics Corporation

2941 Fairview Park Drive, Suite 100

Falls Church, Virginia 22042-4513

(703) 876-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jeffrey R. Shuman, Esq.

Jenner & Block LLP

353 N. Clark Street

Chicago, Illinois 60654-3456

(312) 222-9350

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$358,738,077	$41,111.39

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $5.52, the per share tender offer price, by the 64,988,782 outstanding shares of common stock of Force Protection, Inc. (including 1,279,651 outstanding time vested restricted shares and 691,550 outstanding performance-based restricted shares) as of November 4, 2011.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction valuation by 0.0001146.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Falcon Acquisition Corp., a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of General Dynamics Corporation, a Delaware Corporation (Parent”), to purchase all of the shares of common stock, par value $0.001 per share (“Shares”), of Force Protection, Inc., a Nevada corporation (the “Company”), that are issued and outstanding, at a price per Share of $5.52, in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of November 7, 2011 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Purchaser and Parent, a copy of which is incorporated by reference as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 8—Certain Information Concerning the Company” is incorporated in this Schedule TO by reference. The subject company and issuer of the securities subject to the Offer is Force Protection, Inc. Its principal executive office is located at 1520 Old Trolley Road, Summerville, South Carolina, and the telephone number of its principal executive offices is (843) 574-7001.

(b) This Schedule TO relates to the Offer by Purchaser to purchase all Shares that are issued and outstanding at a price per Share of $5.52, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer. The information set forth in the “Introduction” to the Offer to Purchase is incorporated in this Schedule TO by reference.

(c) The information concerning the principal market in which Shares are traded and certain high and low sales prices for Shares in that principal market is set forth in the section of the Offer to Purchase entitled “Section 6—Price Range of the Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Section 9—Certain Information Concerning Purchaser and Parent” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the “Introduction,” in the “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 1—Terms of the Offer,” “Section 2—Acceptance for Payment and Payment,” “Section 3—Procedure for Tendering Shares,” “Section 4—Withdrawal Rights,” “Section 5—Material United States Federal Income Tax Consequences,” “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin

Regulations,” “Section 13—The Transaction Documents” and “Section 15—Conditions to the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the “Introduction,” in the “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 1—Terms of the Offer,” “Section 5—Material United States Federal Income Tax Consequences,” “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Section 11—Background of the Offer,” “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” and “Section 13—The Transaction Documents” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 9—Certain Information Concerning Purchaser and Parent,” “Section 11—Background of the Offer,” “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” and “Section 13—The Transaction Documents” is incorporated in this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)-(7) The information set forth in the “Introduction,” in the “Summary Term Sheet” and in the sections of the Offer to Purchase entitled “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” “Section 11—Background of the Offer,” “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights,” “Section 13—The Transaction Documents” and “Section 14—Dividends and Distributions” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase entitled “Section 10—Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(b), (d) None.

Item 8. Interest in Securities of the Subject Company.

(a) None.

(b) The information set forth in the section of the Offer to Purchase entitled “Section 9—Certain Information Concerning Purchaser and Parent” is incorporated in this Schedule TO by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the “Introduction” and in the section of the Offer to Purchase entitled “Section 17—Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10. Financial Statements of Certain Bidders.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the “Summary Term Sheet” and the section of the Offer to Purchase entitled “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights,” is incorporated in this Schedule TO by reference.

(a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights,” and “Section 16—Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration Under the Exchange Act; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the Section of the Offer to Purchase entitled “Section 16—Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(c) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2011

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on November 18, 2011

(a)(1)(G)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(H)

Email from Assistant Corporate Secretary of Force Protection, Inc., to certain employees of Force Protection, Inc., dated November 15, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Force Protection, Inc. filed November 15, 2011.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of Force Protection, Inc. filed November 18, 2011, incorporated herein by reference.

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release of General Dynamics Corporation, dated November 7, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of General Dynamics Corporation filed November 7, 2011.

(b)(1)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2011, by and among General Dynamics Corporation, Falcon Acquisition Corp. and Force Protection, Inc., incorporated herein by reference to Exhibit 2.1 to the second Current Report on Form 8-K of Force Protection, Inc. filed November 7, 2011.

(d)(2)	Confidentiality Agreement dated as of October 13, 2010, as amended by an amendment, dated as of October 11, 2011, between the Company and General Dynamics Land Systems Inc., incorporated herein by reference to Exhibit (e)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Force Protection, Inc. filed November 18, 2011.

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2011

GENERAL DYNAMICS CORPORATION

By:	/S/ GREGORY S. GALLOPOULOS
Name:	Gregory S. Gallopoulos
Title:	Senior Vice President, General Counsel and Secretary

FALCON ACQUISITION CORP.

By:	/S/ GREGORY S. GALLOPOULOS
Name:	Gregory S. Gallopoulos
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2011*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on November 18, 2011*

(a)(1)(G)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(H)

Email from Assistant Corporate Secretary of Force Protection, Inc., to certain employees of Force Protection, Inc., dated November 15, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of Force Protection, Inc. filed November 15, 2011.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D-9 of Force Protection, Inc. filed November 18, 2011, incorporated herein by reference.

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Press Release of General Dynamics Corporation, dated November 7, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of General Dynamics Corporation filed November 7, 2011.

(b)(1)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2011, by and among General Dynamics Corporation, Falcon Acquisition Corp. and Force Protection, Inc., incorporated herein by reference to Exhibit 2.1 to the second Current Report on Form 8-K of Force Protection, Inc. filed November 7, 2011.

(d)(2)	Confidentiality Agreement dated as of October 13, 2010, as amended by an amendment, dated as of October 11, 2011, between the Company and General Dynamics Land Systems Inc., incorporated herein by reference to Exhibit (e)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 of Force Protection, Inc. filed November 18, 2011.

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.